THE SOMERSET GROUP, INC.

            NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                       YEAR ENDED DECEMBER 31, 1994



         Unaudited Pro Forma Consolidated Condensed Balance Sheet

     The Unaudited Pro Forma Consolidated condensed Balance Sheet
("Balance Sheet") as of December 31,1994 reflects the adjustments necessary to record the disposition of the product lines and assets of theCorporation's Grove City, Ohio and Westfield facilities and other related assets.

     The following assumptions were made in preparing the pro forma adjustments.

     (a) Estimated cash proceeds from the disposition of assets, and the cash payment for expenses as a result of the sale transaction.

     (b) The cash payment of estimated expenses to fulfill the requirements of the terms of the sale transaction.

     (c) Estimated cash proceeds from the liquidation of working capital of the business sold.

     (d) Payment of estimated income taxes due on the gain on sale of assets (a above) net of remaining tax loss carryforward.

     (e) The gain on disposition of assets of $1,232,000, net of taxes of $805,000 is included in Shareholders Equity.

     (f) Write-down of the assets of the Indianapolis facility of $372,000, net of income tax benefit of $243,000, and reclassification of the assets to net assets held for sale. The write-down of assets to be sold to estimated net realizable value of $1,000,000 was based upon the limited market for sale of such specialty facilities and the effect of the non-competition provisions ofthe sale transaction on future operations.

                         THE SOMERSET GROUP, INC.

            NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                       YEAR ENDED DECEMBER 31, 1994


    Unaudited Pro Forma Consolidated Condensed Statements of
Operations

     The Unaudited Pro Forma Consolidated Condensed Statements of Operations for the twelve-months ended December 31, 1994 have been prepared assuming the disposition of the product lines and assets of the Corporation's Grove City, Ohio and Westfield facilities and other related assets had occurred on January 1, 1994. The following assumptions were made in preparing the statements of operations.

     (a) Net sales, cost of sales, selling, general and administrative and interest expenses which relate to the product lines and assets sold.

     (b) Statement of operations and minority interest of 51% owned subsidiary that was sold on October 31, 1994, that is included in consolidated historical results for the ten-month period during 1994, and reversal of the gain on sale of the stock of the subsidiary.

     (c) Interest expense has not been further reduced since the Company has not anticipated the early retirement of outstanding long-term debt.

     (d) The statements of operations reflect estimated charges for restructuring operations which are applicable to the continuing business, and consists of severance pay and cost related to employee terminations.

     (e) The income tax expense included in the statements of operations is based upon the pro forma income of the
         Company.